Exhibit 99.1

April 29, 2020 Banco Santander Chile Earnings Report 1Q20

Contents Page 1. Important Information 2. Section 1: Key Consolidated Data 3. Section 2: Summary of Results 10 Section 3: YTD Results by Reporting Segment 12 Section 4: Loans, Funding and Capital 16 Section 5: Analysis of Quarterly Income Statement 26 Section 6: Credit Risk Ratings 27 Section 7: Share Performance 28 Annex 1: Balance Sheet 29 Annex 2: YTD Income Statements 30 Annex 3: Quarterly Income Statements 31 Annex 4: Quarterly Evolution of Main Ratios and Other Information CONTACT INFORMATION Investor Relations Department Banco Santander Chile Bandera 140 Floor 19 Santiago, Chile Tel: (562) 2320 - 8284 Email: irelations@santander.cl Website: www.santander.cl

1 Important information Banco Santander Chile cautions that this presentation contains forward looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995 . These forward looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance . While these forward looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations . These factors include, but are not limited to : (1) general market, macro - economic, governmental and regulatory trends ; (2) movements in local and international securities markets, currency exchange rates, and interest rates ; (3) competitive pressures ; (4) technological developments ; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties . The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America, could adversely affect our business and financial performance . Note : the information contained in this presentation is not audited and is presented in Chilean Bank GAAP which is similar to IFRS, but there are some differences . Please refer to our 2019 20 - F filed with the SEC for an explanation of the differences between Chilean Bank GAAP and IFRS . Nevertheless, the consolidated accounts are prepared on the basis of generally accepted accounting principles . Please note that this information is provided for comparative purposes only and that this restatement may undergo further changes during the year and, therefore, historical figures, including financial ratios, presented in this report may not be entirely comparable to future figures presented by the Bank .

Section 1: Key consolidated data

Balance Sheet (Ch$mn)	**Mar-20**	**Mar-19**	**% Change**
Total assets	59,310,458	39,667,565	49.5%
Gross customer loans	34,355,159	30,600,260	12.3%
Customer deposits	25,257,945	21,462,046	17.7%
Customer funds[1]	32,237,140	27,278,700	18.2%
Total shareholders' equity	3,494,433	3,321,798	5.2%
Income Statement (YTD)	**Mar-20**	**Mar-19**	**% Change**
Net interest income	388,299	322,701	20.3%
Net fee and commission income	74,405	70,675	5.3%
Net operating profit before provisions for loan losses	491,962	437,377	12.5%
Provision for loan losses	(102,870)	(76,274)	34.9%
Op expenses excluding impairment and other op. exp.	(191,172)	(180,056)	6.2%
Operating income	176,225	166,882	5.6%
Income before tax	176,363	167,805	5.1%
Net income attributable to equity holders of the Bank	144,014	125,430	14.8%
Profitability and efficiency	**Mar-20**	**Mar-19**	**Change bp**
Net interest margin (NIM) [2]	4.2%	3.9%	31
Efficiency ratio[3]	40.6%	42.5%	(195)
Return on avg. equity	16.8%	15.3%	150
Return on avg. assets	1.1%	1.3%	(22)
Core capital ratio	9.7%	10.8%	(107)
BIS ratio	12.7%	13.6%	(84)
Return on RWA	1.6%	1.6%	2
Asset quality ratios (%)	**Mar-20**	**Mar-19**	**Change bp**
NPL ratio[4]	2.0%	2.0%	(6)
Coverage of NPLs ratio [5]	133.5%	127.4%	609
Cost of credit[5]	1.2%	1.0%	22
Structure (#)	**Mar-20**	**Mar-19**	**Change (%)**
Branches	368	380	(3.2%)
ATMs (including depositary ATMs)	1,093	1,031	6.0%
Employees	11,078	11,280	(1.8%)
Market capitalization (YTD)	**Mar-20**	**Mar-19**	**Change (%)**
Net income per share (Ch$)	0.76	0.67	14.8%
Net income per ADR (US$)	0.36	0.39	(8.6%)
Stock price (Ch$/per share)	33.0	51.19	(35.5%)
ADR price (US$ per share)	15.13	29.75	(49.1%)
Market capitalization (US$mn)	7,008	14,016	(50.0%)
Shares outstanding (millions)	188,446.1	188,446.1	--%
ADRs (1 ADR = 400 shares) (millions)	471.1	471.1	--%

1. Customer funds= Demand deposits+ Time deposits+ Mutual funds brokered. Banco Santander Chile is the exclusive broker of mutual funds managed by Santander Asset Management S.A. Administradora General de Fondos, a subsidiary of SAM Investment Holdings Limited.
2. NIM = Net interest income annualized divided by interest earning assets.
3. Efficiency ratio: Operating expenses excluding impairment and other operating expenses divided by Operating income. Operating income = Net interest income + Net fee and commission income + Total financial transactions, net + Other operating income minus other operating expenses.
4. Capital + future interest of all loans with one installment 90 days or more overdue divided by total loans.
5. Loan loss allowance divided by Capital + future interest of all loans with one installment 90 days or more overdue.
6. Provision expense annualized divided by average loans.

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1. The information contained in this report is unaudited and is presented in accordance with Chilean Bank GAAP as defined by the Financial Markets Commission (CMF). ROAE of 16.8% reached in the first quarter of 2020 Net income attributable to shareholders in 1 Q 20 increased 23 . 4 % QoQ and 14 . 8 % YoY, totaling Ch $ 144 , 014 million (Ch $ 0 . 76 per share and US $ 0 . 36 per ADR) and achieving an ROAE of 16 . 8 % for the quarter, compared to 13 . 9 % in 4 Q 19 and 15 . 3 % in 1 Q 19 . In 1 Q 20 , net income was driven by strong results from client activities and a higher inflation rate . Total operating profit before provisions for loan losses totaled Ch $ 491 , 962 million in 1 Q 20 and increased 12 . 5 % compared to 1 Q 19 . Impact of Covid - 19 on the operations of the Bank January and February were strong months for the Bank with net income in 2 M 20 growing 39 . 1 % compared to 2 M 19 and ROAE reached 18 . 9% . The first case of Covid - 19 in Chile was on March 3 . As the global Covid - 19 crisis progressed, and border closures and quarantine measures were implemented in Chile during March, the monthly results of the Bank started to show the initial effects of the crisis with lower growth of fees, lesser gains from financial transactions due to more volatile markets, and higher provisioning . Due to the social unrest experienced in Chile in 4 Q 19 , the Bank had already experienced a dress rehearsal for tele - working and as more protests were expected in March and April, the Bank had accelerated implementation of technological infrastructure that would permit the Bank to continue operating in case of disruptions . From mid - March, the Bank started to roll out the tele - working plan due to COVID - 19 . Currently 95 % of our central office employees are working from home . At the same time 86 % of our branches are open . Banking was deemed an essential service by the authorities, so in areas not under quarantine branches must be available . In terms of transactionality, the reduction in clients coming to our branches is being supported by our digital channels with the amount of digital transactions increasing 7 . 4 % in 1 Q 20 compared to the same period last year and digital clients have increased 22 . 2 % in the last 12 months . Measures taken by Chilean authorities The Government has announced various initiatives for different segments of the Chilean population such as tax breaks and one - off payments to vulnerable households . The Government, Central Bank and CMF (our regulator) have been working together with the banks to provide measures to ensure that companies have access to funding during this crisis . Firstly, the Central Bank enabled two types of liquidity lines for banks, totaling US $ 24 billion . The first line is the facility available conditionally on loan growth (FCIC) to ensure that banks continue to finance and refinance households 3 and businesses in Chile up to 15 % of consumer and commercial loans . This line is secured with collateral with a maturity of up to 4 years . Banks can use government bonds, corporate bonds or highly rated large commercial loans as collateral for these lines . The second line available, the LCL, is part of this same 15 % of the FCIC, however this is unsecured and available for banks for up to 2 years and each bank is limited by the liquidity reserve requirements by Central Bank . The rate to be charged on these credit lines is the Monetary Policy Rate, which as of March 31 , 2020 was 0 . 5% . Ultimately these credit lines should provide the liquidity to banks to enable them to continue financing companies and individuals . In 1 Q 20 the Bank had not used these lines, but as of the date of this report, the Bank has taken down Ch $ 1 . 162 trillion from these Central Bank funding facilities . The Central Bank has also announced a temporary adjustment to the liquidity requirements of Banks , suspending the 30 and 90 day liquidity requirements and offering flexibility on the compliance with the LCR, remaining at 70 % for 2020 . Santander Chile has kept its policy of maintaining ample liquidity levels during this period . Our LCR reached 205 % as of March 31 , 2020 . The Government announced the extension of the Fogape fund , offering state guarantees for lending to SMEs, defined as companies with annual sales of up to 1 , 000 , 000 UF . The government estimates that this program will benefit 99 . 8 % of the companies in Chile . The state will guarantee between 60 - 85 % of the loans given by banks to qualifying companies, with loans to smaller companies receiving higher levels of guarantees . These loans will have a maximum amount of 3 months of sales, a preferential interest rate of the Central Bank Monetary Policy Rate (currently at 0 . 5% ) + 3 % and a term of 24 - 48 months . There will also be a 6 - month grace period, which also includes other loans with the same bank . The use of proceeds of these lines will be limited and cannot be used to distribute capital to owners, pay dividends or make new fixed asset investments . In addition, the CMF will permit for all commercial loans that are 30 days or less overdue, a grace period of up to 6 months with no impact of provisioning levels . The CMF has announced measures for reprogramming loans to individuals . These are : Mortgages: Maximum grace period of 6 months for debtors who are 0 - 30 days overdue.Consumer loans: Maximum grace period of 3 months for debtors who are 0 - 30 days overdue. The CMF also approved the freezing of provisions of these reprogrammed loans while they are in the payment holiday period . The CMF also announced the temporary extension in the write off in assets received in payment from 12 to 18 months, and the possibility to use the excess of mortgage guarantees to guarantee SME loans . For our larger commercial loans, provisions are estimated based on internal ratings which consider the following factors : industry or sector, business position, partners and management, financial situation, payment capacity and payment behavior . In terms of capital ratios, the CMF announced flexibility for the implementation of Basel III in Chile, postponing phase in until December 2021 . Loan growth driven by Middle - market and large corporates in the quarter Total loans increased 12 . 3 % YoY and 5 . 0 % QoQ, driven by higher demand for commercial loans from the Middle - market and CIB segment in the quarter . On a year - on year basis, growth was driven by mortgage lending due to low 4 interest rates in the second and third quarter of 2019 and by the acquisition of Santander Consumer S . A . in 4 Q 19 leading to consumer loan growth of 10 . 8 % YoY . In the quarter, loans from our Middle - market and CIB segments grew strongly 8 . 6 % QoQ and 30 . 0 % QoQ, respectively . Our strategy with these segments continues to focus on the overall profitability of clients . After the social unrest experienced in Chile in 4 Q 19 , the first quarter of 2020 saw a relatively quick rebound of economic activity . Once the COVID - 19 crisis intensified, larger companies increased their demand for credit lines . As of March asset quality remains stable with coverage of NPLs of 135.9% During the quarter provisions increased 34 . 9 % YoY and decreased 32 . 3 % QoQ . The higher YoY expense is mainly due to the evolving Covid - 19 crisis and strong loan growth of 12 . 3 % YoY . The QoQ decrease is mainly explain by the strong increase in provisions in 4 Q 19 , a slight deterioration in asset quality from the social unrest in Chile and an expected weaker economic scenario for 2020 . Provisions in 4 Q 19 also included establishing additional provisions 2 of Ch $ 16 billion for our consumer loan book analyzed on a group basis to cover possible higher risk levels and any greater provisions required by the bank regulator for this portfolio in 2020 . After the social unrest in 4 Q 19 the asset quality quickly started to show signs of rebounding, highlighting the responsible management of our loan book in recent years . The NPL ratio improved from 2 . 1 % in 4 Q 19 to 2 . 0 % in 1 Q 20 , similar to 1 Q 19 and impaired loans ratio improved from 5 . 9 % in 4 Q 19 and 1 Q 19 to 5 . 7 % in 1 Q 20 . The total Coverage ratio including the additional provisions reached 135 . 4 % at year - end 2019 . The expected loan loss ratio (Loan loss allowance over total loans) improved from 2 . 8 % in 4 Q 19 to 2 . 7 % in 1 Q 20 . The cost of credit for 1 Q 20 reached 1 . 2% , an improvement on the 1 . 9 % in 4 Q 19 . Asset quality saw limited impact from the COVID - 19 crisis in 1 Q 20 . Non - interest bearing demand deposits increase 7.3% QoQ and 29.6% YoY The Bank’s total deposits increased 17 . 7 % YoY and 7 . 5 % QoQ in 1 Q 20 . In the quarter, non - interest bearing demand deposits , which grew 7 . 3 % QoQ and 29 . 6 % YoY due to high growth of retail checking accounts and continued strength in the Bank’s transactional banking services for companies as they looked to increase their liquidity to confront the coming months . Account opening among retail clients was also strong in the quarter . This also led to a high liquidity ratio at year - end with the Bank’s LCR and NSFR reaching 205 % and 109% , respectively . In 2020 , the Central Bank continued with its aggressive reduction of the Monetary Policy Rate (MPR) . Despite this, time deposits increased 9 . 9 % YoY and 7 . 7 % QoQ, lowering time deposit funding costs . The low rate environment also drove the 20 . 0 % YoY and 7 . 0 % QoQ rise in mutual funds brokered through the Bank, as clients searched for higher yielding investments . Bonds grew 21 . 2 % YoY and 8 . 8 % QoQ in part due to the strong increase in mortgage growth over the last year, with our funding strategy aiming to match long - term assets with long - term bonds . In January, the Bank placed a 5 year bond 2 Additional provisions as defined by the CMF, which are not specific to any loan provisioning model and must be approved by the Board 5

3. Core Capital ratio = Shareholders’ equity divided by Risk - weighted Assets (RWA) according to CMF BIS I definitions. 4. BIS ratio: Regulatory capital divided by RWA. in the international market for US $ 750 million . At the same time the Bank issued a subordinated bond totaling US $ 200 million to bolster Tier II and regulatory capital levels . Payout reduced to 30% to support capital levels and client growth Shareholders’ equity totaled Ch $ 3 , 494 , 433 million as of March 31 , 2020 and grew 5 . 2 % YoY and 3 . 1 % QoQ . The Bank’s core capital ratio 3 was 9 . 7 % and the total BIS ratio 4 was 12 . 7 % as of March 2020 . Risk weighted assets (RWA) increased 16 . 8 % in YoY and 7 . 4 % QoQ driven by loan growth and the depreciation of the Chilean peso . Approximately 12 % of our assets are denominated in US $ and the depreciation of the peso against the US $ has led to an expansion of these loans when denominated in Chilean pesos . The Bank runs minimal foreign currency risk so a depreciation of the peso results in larger asset growth with no impact on equity and thus consuming capital . In the recent past, the Bank has maintained a dividend policy of between 60 - 70 % of net income . However, given the evolving Covid - 19 crisis, the depreciation of the peso and the need to support clients during the current economic downturn, the Bank has proposed a dividend payout of 30 % of 2019 net income to be approved at the next Shareholders’ meeting on April 30 , 2020 . Of the remaining 70 % of 2019 net income, 40 % will be assigned to reserves and 30 % will continue as retained earnings . The dividend yield considering the stock price at the record date in Chile was 2 . 7 % As mentioned above, the Bank also issued a Tier II bond to bolster total regulatory capital levels . This issuance is considered as Tier II capital for our BIS ratio and helps soften the fall in this ratio due to the foreign exchange effects . Higher NIMs in the quarter due to higher inflation and improved funding mix In 1 Q 20 , Net interest income, NII, increased 20 . 3 % compared to 1 Q 19 and 3 . 3 % compared to 4 Q 19 . This rise was driven by strong growth of interest earning assets and a higher Net interest margin (NIM) . The Bank’s NIM in 1 Q 20 was 4 . 2% , stable compared to 4 Q 19 and an improvement on the 3 . 9 % in 1 Q 19 . The YoY increase in the NIM was mainly due to the higher UF inflation rate, a decrease of 250 bp in the short - term interest rates, and the improved funding mix driven by the high growth of demand deposits . Record client growth and client satisfaction. Number 1 in NPS. The Bank’s business activity remained solid in 1 Q 20 with record account openings in the quarter, reflecting the strength of the Bank’s digital channels in capturing new clients and cross - selling existing ones . In 2018 , client acquisition ranged between 30 , 000 - 40 , 000 a quarter compared to 60 , 000 in 2019 and 87 , 000 in 1 Q 20 . Santander Life continues to be the main contributor to new client growth due to the success of this product’s Merit Program and Digital On - boarding process . Superdigital also had a record quarter in terms of new clients entering this program . Furthermore, Santander Chile’s market share in new checking account openings reached 27 . 4 % in 2019 . 6

* Market share with information published by the CMF as of Dec. 2019. De c - 1 8 Ma r - 2 0 Ma r - 1 9 J u n - 1 9 New Current accounts Sep - 19 Cuenta Life Dec - 19 S u p erdi gi tal 42,3 1 2 4 0,7 0 3 47,1 2 8 84,4 4 7 74,6 1 7 87,8 4 2 Quarterly new gross accounts +115% +18% 40 41 34 23 18 39 39 33 2 3 23 10 9 The rise in clients and cross - selling was also fueled by the ongoing improvements in client service. According to the latest surveys, we became Top 1 in Net Promoter Score (NPS), closing the gap with the leader. Reaching Top 1 in Net Promoter Score Net Promoter Score (NPS) Joint Top 1 Santander Competitor 1 Competitor 2 Competitor 3 Competitor 4 Competitor 5 2019 2020 2019 2020 2019 2020 2019 2020 2019 2020 2019 2020 Investment plans moving forward . Klare launched . The Bank has announced a 3 - year investment plan totaling US $ 380 million for 2019 - 2021 assigned for digital transformation, which includes expanding the transformation of branches and back - office functions, investment in cyber security and increasing access of clients and non - clients to financial services, mainly through digital channels . The Bank expects to continue forward with the main elements of this plan in 2020 with a special emphasis on further improving the digitalization and automatization process loan approvals, especially for SMEs . 7

In April, Klare was officially launched ( www.klare.cl ). This is an online digital platform for brokering insurance products of an insurtech that Santander supports. In the first stage, it will be offering mainly life insurance and expects to add on more products in the future. In this site individuals can easily compare and shop for a life insurance that suits their needs and budget. Fee income increasing 5.3% YoY driven by the rise in clients card fees The strength of client growth, rising client loyalty and our successful strategy in the card business drove fee income in the quarter, which increased 5 . 3 % YoY . Fees from retail banking increased 2 . 0 % YoY and fees from the Middle - market segment rose 8 . 0 % YoY . Lower treasury income in the quarter Results from Total financial transactions, net was a gain of Ch $ 22 , 847 million in 1 Q 20 , a decrease compared to 1 Q 19 and 4 Q 19 . Client treasury services revenues, which make up the bulk of our treasury income, reached a solid gain of Ch $ 30 , 413 million in the quarter, an increase of 0 . 5 % compared to 1 Q 19 and a decrease of 13 . 3 % compared to 4 Q 19 . With the uncertainty in the global markets and volatility of exchange rates, demand for treasury products remained high . Non - client treasury totaled a loss of Ch $ 7 , 566 million in the quarter main due to the increase in volatility in fixed income markets that led to a higher loss from the credit value adjustment of derivatives . Productivity continues to rise. Efficiency ratio of 40.6% in the quarter In 1 Q 20 , operating expenses increased 6 . 2 % YoY and 1 . 1 % QoQ . The YoY growth was mainly due to the depreciation of the peso, the spike in inflation and the incorporation of Santander Consumer in the quarter . This affected mainly administrative expenses, many of which are either indexed to inflation or are denominated in foreign currency . Productivity continued to improve with volumes (loans plus deposits) per branch increasing 18 . 2 % YoY and volumes per employee rising 16 . 6 % YoY . YTD Operating expenses to total assets improved to 1 . 4 % in 2020 compared to 1 . 8 % in 2019 with the Bank’s efficiency ratio reaching 40 . 6 % in 3 M 20 . 8

Quarter Change % (Ch$mn) 1Q20 4Q19 1Q19 1Q20/1Q19 1Q20/4Q19 Net interest income 388,299 375,821 322,701 20.3% 3.3% Net fee and commission income 74,405 76,702 70,675 5.3% (3.0%) Total financial transactions, net 22,847 54,444 38,845 (41.2%) (58.0%) Provision for loan losses (102,870) (152,004) (76,274) 34.9% (32.3%) Operating expenses (excluding Impairment and Other operating expenses) (191,172) (189,081) (180,056) 6.2% 1.1% Impairment, Other op. income & expenses (15,284) (15,429) (9,009) 69.7% (0.9%) Operating income 176,225 150,453 166,882 5.6% 17.1% Net income attributable to shareholders 144,014 116,707 125,430 14.8% 23.4% Net income/share (Ch$) 0.76 0.62 0.67 14.8% 23.4% Net income/ADR (US$) 1 0.36 0.33 0.39 (8.6%) 8.0% Total loans 34,355,159 32,731,735 30 , 600 , 260 12.3% 5.0% Deposits 25,257,945 23,490,249 21 , 462 , 046 17.7% 7.5% Shareholders’ equity 3,494,433 3,390,823 3,321,798 5.2% 3.1% Net interest margin 4.2% 4.2% 3.9% Efficiency ratio 2 40.6% 38.3% 42.5% Return on equity 3 16.8% 13.9% 15.3% NPL / Total loans 4 2.0% 2.1% 2.0% Coverage NPLs 5 133.5% 133.0% 127.4% Cost of credit 6 1.2% 1.9% 1.00% Core Capital ratio 7 9.7% 10.1% 10.8% BIS ratio 8 12.7% 12.9% 13.6% Branches 368 377 380 ATMs (includes depositary ATMs) 1,093 1,088 1,031 Employees 11,078 11,200 11,280 9 1. The change in earnings per ADR may differ from the change in earnings per share due to exchange rate movements. Earnings per ADR was calculated using the Observed Exchange Rate (Exchange rate for the last trading day of the quarter taken from the Central Bank of Chile) for each period. 2. Efficiency ratio: Operating expenses excluding impairment and Other operating expenses divided by Operating income. Operating income = Net interest income + Net fee and commission income + Total financial transactions, net + Other operating income minus Other operating expenses. 3. Return on average equity: annualized quarterly net income attributable to shareholders divided by Average equity attributable to shareholders in the quarter. Averages calculated using monthly figures. 4. NPLs: Non - performing loans: total outstanding gross amount of loans with at least one installment 90 days or more overdue. 5. Coverage NPLs: loan loss allowances divided by NPLs. 6. Cost of credit: annualized provision for loan losses divided by quarterly average total loans. Averages calculated using monthly figures 7. Core capital ratio = Shareholders’ equity divided by risk - weighted assets according to CMF BIS I definitions. 8. BIS ratio: regulatory capital divided by RWA.

Section 3: YTD Results by reporting segment

Net contribution from business segments down 2.6% YoY

Year to date results

	Retail Banking[1]	Middle market[2]	SCIB[3]	Total segments[4]
Net interest income	250,051	77,039	23,375	350,465
Change YoY	8.3%	11.8%	4.4%	8.8%
Net fee and commission income	58,332	10,710	6,423	75,465
Change YoY	2.0%	8.0%	(15.3%)	1.1%
Total financial transactions, net	7,530	3,399	8,693	19,622
Change YoY	28.1%	(20.6%)	(54.8%)	(33.3%)
Total revenues	**315,913**	**91,148**	**38,491**	**445,552**
Change YoY	**7.5%**	**9.6%**	**(21.8%)**	**4.5%**
Provision for loan losses	(72,346)	(17,617)	(1,214)	(91,177)
Change YoY	6.0%	74.5%	281.8%	15.9%
Net operating profit from business segments[5]	**243,567**	**73,531**	**37,277**	**354,374**
Change YoY	**8.0%**	**0.7%**	**(23.8%)**	**2.0%**
Operating expenses[6]	(148,841)	(22,732)	(17,350)	(188,923)
Change YoY	8.1%	(0.1%)	0.9%	6.3%
Net contribution from business segments[7]	**94,725**	**50,799**	**19,927**	**165,451**
Change YoY	**7.8%**	**1.0%**	**(37.2%)**	**(2.6%)**

1. Retail consists of Individuals and SMEs with annual sales below Ch$2,000 million.
2. Middle-market is made up of companies with annual sales exceeding Ch$2,000 million. It also serves institutions such as universities, government entities, local and regional governments and companies engaged in the real estate industry with annual sales exceeding Ch$800 million.
3. Santander Corporate & Investment Banking: consists of foreign and domestic multinational companies with sales over Ch$10,000 million. Formerly called GBM
4. Excludes the results from Corporate Activities, which includes, among other items, the impact of inflation on results, the impact of movements in the exchange rate in our provision expense and the results from our liquidity portfolio.
5. Net op. profit is defined as Net interest income + Net fee and commission income + Total financial transactions - Provision for loan losses.
6. Operating expenses = Personnel expenses +Administrative expenses + Depreciation.
7. The clients included in each business segment are constantly revised and reclassified if a client no longer meets the criteria for the segment they are in. Therefore, variations of loan volumes and profit and loss items reflect business trends as well as client migration effects.

Net contribution from our business segments decreased 2.6% YoY in 3M20 compared to the same period of 2019, affected by higher **provisions** following the social unrest in 4Q19 and lower client treasury results. Furthermore, **Operating expenses** increased 6.3% YoY due to higher inflation and the depreciated exchange rate, increasing our contract payments with suppliers.

On the other hand, **total revenues** increase 4.5% YoY driven by margins and fee growth. **Net interest income** (NII) from the business segments in 2020 grew 8.8% YoY mainly affected by strong loan growth of 12.3% YoY with strong mortgage growth during 2019 due to low interest rates, the incorporation of Santander Consumer Chile S.A., an auto financer, to our portfolio and more recently an increase in demand for commercial loans from companies due to the expected uncertainty for the year ahead with the corporate loan book growing 36.6% YoY. **Net fee and commission income** grew 1.1% from the business segments with higher fees generated by card fees and checking account fees from growth of clients opening our digital products such as Life and Superdigital. After a strong 2019, **Financial transactions from our business segments** decreased 33.3% YoY as demand from clients for treasury products at this time reduced.

10

11 Operating expenses in our business segments also increased 6 . 3 % YoY mainly due to higher inflation and the depreciation of the Chilean Peso affecting payments to suppliers for maintenance and security as well as suppliers of our technology and innovations . The net contribution from Retail banking increased 7 . 8 % YoY . Total revenues increased 7 . 5 % YoY . Net interest income in this segment grew 8 . 3 % due to the increase in mortgage loans by the low interest rates in 2019 and the incorporation of Santander Consumer Chile S . A . , increasing higher yielding consumer loans . Fees in this segment increased 2 . 0 % due to an increase in fees from cards and checking accounts as the Bank moved cards to the 4 - part interchange fee model and launched Superdigital and expanded Santander Life . Client treasury revenues in this segment increased 28 . 1 % YoY due to good treasury sales to SMEs . Operating costs increased by 8 . 1 % YoY as maintenance and security costs for our branches and payments for contracts with technology suppliers increased due to higher inflation and a depreciated Chilean peso . Net contribution from the Middle - market increased 1 . 0 % YoY in 3 M 20 . Total revenues in this segment grew 9 . 6% , led by an increase of 11 . 8 % in net interest revenue higher than the loan growth in this segment of 11 . 5 % YoY, and fee growth of 8 . 0 % YoY . This was offset by higher provision expense in the quarter following the period of social unrest in 4 Q 19 . Net contribution from the SCIB decreased 37 . 2 % YoY in 3 M 20 . Performance in the quarter was negatively affected by a lower client treasury income and a drop in fee generating investment banking services as corporates prepared themselves to confront the Covid - 19 crisis . On the other hand, this led to a strong increase in loan volumes in the quarter of 30 . 0 % YoY .

1. Includes consumer loans, residential mortgage loans and other commercial loans to individuals. 2. Total loans gross of loan loss allowances. Total loans include other non - segmented loans and includes interbank loans. See Note 4 of the Financial Statements. 3. The clients included in each business segment are constantly revised and reclassified if a client no longer meets the criteria for the segment they are in. Therefore, variations of loan volumes and profit and loss items reflect business trends as well as client migration effects. In the quarter, loans from our Middle - market and CIB segments grew strongly 8 . 6 % QoQ and 30 . 0 % QoQ, respectively . Our strategy with these segments continues to focus on the overall profitability of clients . After the social unrest experienced in Chile in 4 Q 19 , the first quarter of 2020 saw a relatively quick rebound of economic activity . With the onset of the COVID - 19 crisis, many companies began to takedown their approved credit lines further driving loan growth . Furthermore, the Chilean peso depreciated 14 . 2 % in the quarter . Around 10 % of our loan portfolio are denominated in foreign currency (mainly USD) corresponding to commercial loans, such as foreign trade loans . This led to translation gains for the loans denominated in USD, contributing to loan growth across all commercial segments . Loans to SMEs increased 7 . 7 % YoY and 1 . 1 % QoQ with growth in the quarter being led by the larger SMEs . The Bank continued to maintain a conservative stance regarding loan growth in this segment by focusing on larger, less risky SMEs that will generate non - lending revenues as well . In 4 Q 19 , Loans to individuals increased 2 . 3 % QoQ and 12 . 3 % YoY . Consumer loans increased 10 . 8 % YoY driven by the incorporation of Santander Consumer Chile S . A . in November following the final approval at the extraordinary shareholders’ meeting in August and of the CMF 1 . This contributed Ch $ 443 billion of consumer loans as of March 2020 , representing 8 % of the consumer loan book . However, in 1 Q 20 , the effect of the Covid - 19 crisis led to a decrease of 1 . 6 % QoQ of loans in this segment as clients became more restrictive in their consumption behavior . 1 Santander Consumer Chile S.A. does auto financing and we paid a total amount of Ch$ 62,136 million for 51% of the company. The remaining 49% if owned by Banco Santander S.A. (Spain). YTD Change % (Ch$mn) Mar - 20 Dec - 19 Mar - 19 Mar - 20/Mar - 19 Mar - 20/Dec - 19 Total loans to individuals 1 19,261,504 18,833,518 17, 150 , 134 12.3% 2.3% Consumer loans 5,451,276 5,539,057 4,920,318 10.8% (1.6%) Residential mortgage loans 11,664,135 11,262,995 10,335,335 12.9% 3.6% SMEs 4,128,892 4,085,049 3 , 832 , 920 7.7% 1.1% Retail banking 23,390,396 22,918,568 20 , 983 , 054 11.5% 2.1% Middle - market 8,789,095 8,093,496 7,885,255 11.5% 8.6% Corporate & Investment banking (SCIB) 2,172,932 1,671,662 1,590,697 36.6% 30.0% Total loans 2 3 34,355,161 32,731,735 30 , 600 , 260 12.3% 5.0% Loan growth driven by Middle - market and Corporate lending in the quarter Total loans increased 12 . 3 % YoY and 5 . 0 % QoQ, driven by higher demand for commercial loans from the Middle - market and CIB segment in the quarter . On a year - on year basis, growth was driven by mortgage lending due to low interest rates in the second and third quarter of 2019 and by the acquisition of Santander Consumer S . A . in 4 Q 19 leading to consumer loan growth of 10 . 8 % YoY . 12

YTD Change % (Ch$mn) Mar - 20 Dec - 19 Mar - 19 Mar - 20/Mar - 19 Mar - 20/Dec - 19 Demand deposits 11,047,6 2 5 10,297,432 8,526,343 29.6% 7.3% Time deposits 14,210,3 2 0 13,192,817 12,935,7 0 3 9.9% 7.7% Total Deposits 25 , 2 5 7 , 9 45 23,490,249 21 , 4 6 2 , 0 46 17.7% 7.5% Mutual Funds brokered 1 6,979,195 6,524,098 5,816,654 20.0% 7.0% Bonds 10,340,1 2 4 9,500,723 8,534,221 21.2% 8.8% Adjusted loans to deposit ratio 2 91.5% 95.1% 99.1% LCR 3 204.8% 142.7% 126.9% NSFR 4 109.4% 108.0% 108.8% 1. Banco Santander Chile is the exclusive broker of mutual funds managed by Santander Asset Management S . A . Administradora General de Fondos, a subsidiary of SAM Investment Holdings Limited . 2. Ratio = (Net Loans - portion of mortgages funded with long - term bonds) / (Time deposits + demand deposits) . The Bank’s mortgage loans are mainly fixed - rate long - term loans that we mainly finance with matching long - term funding and not with short - term deposits . For this reason, to calculate this ratio, we subtract residential mortgage loans funded with long term bonds in the numerator of our ratio . 3. Liquidity Coverage Ratio calculated according to Chilean regulations . 4. Net Stable Funding Ratio calculated using internal methodology . Chilean ratios are still under construction . The Bank’s total deposits increased 17 . 7 % YoY and 7 . 5 % QoQ in 1 Q 20 . In the quarter, non - interest bearing demand deposits grew 7 . 3 % QoQ and 29 . 6 % YoY due to high growth of retail checking accounts and continued strength in the Bank’s transactional banking services for companies as clients looked to increase their liquidity to confront the coming months . As of December 2019 , Santander Chile’s market share in new account openings in this month reached 27 . 4 % and overall market participation in checking accounts increased to 21 . 7% (up from 21 . 3 % in December 2018 ) This also led to a high liquidity ratio at year - end with the Bank’s LCR and NSFR reaching 205 % and 109% , respectively . Mortgage loans increased 3 . 6 % QoQ and 12 . 9 % YoY . Long - term interest rates decreased in 2019 , and despite rising in 4 Q 19 and 1 Q 20 , they remained at attractive levels, fueling loan growth in this product . Furthermore, the high inflation rate in the quarter also drove growth in this product . Growth was focused among high income earners, which increased by 4 . 6 % in the quarter and 18 . 6 % YoY . The Bank also maintained an average loan - to - value ratio at origination below 80% . The increase in mortgage lending in the year has also contributed to a record level of checking accounts (See Funding) and has helped to drive fee income in the quarter . As mentioned in the Summary, the Chilean Government, Central Bank and regulator, the CMF have announced measures to equip banks to support companies during the Covid - 19 crisis . These measures facilitate the grace period offered to clients that are currently 0 - 30 days overdue . At the same time, the extension of the Fogape program will allow commercial clients to access working capital lines to finance their immediate needs, providing the Bank with a state guarantee for a portion of these loans . Strong growth of funding boosts liquidity levels with LCR over 200% 13

Time deposits increased 9 . 9 % YoY and 7 . 7 % QoQ . This growth was achieved despite lower rates as the Central Bank continued to lower its MPR, which serves as reference rate for most CLP denominated deposits . At the same time the Bank continued to enforce time deposit price discipline, improving our time deposit funding cost in nominal pesos in absolute terms and compared to our main peers . The low rate environment also drove the 20 . 0 % YoY and 7 . 0 % QoQ rise in mutual funds brokered through the Bank as clients searched for higher yielding investments driving asset management brokerage fees . *Quarterly interest expenses paid on nominal peso deposits over quarterly avg balance of nominal peso time deposits Bonds grew 21 . 2 % YoY and 8 . 8 % QoQ in part due to the strong increase in mortgage growth over the last year, with our funding strategy aiming to match long - term assets with long - term bonds . In January the Bank placed a 144 A bond in the US market for a total of US $ 742 . 5 million for 5 years and a subordinated bond for US $ 200 million for 10 years . Furthermore, in April the Bank placed 2 more subordinated bonds for a total of UF 6 million . These issuances allowed the Bank to buy back shorter terms bonds and also contributed to solidify our Tier II capital and BIS ratios . YTD Change % (Ch$mn) Mar - 20 Dec - 19 Mar - 19 Mar - 20/Mar - 19 Mar - 20/Dec - 19 Capital 891,303 891,303 891,303 -- % -- % Reserves 2,121,148 2,121,148 1,923,022 10.3% -- % Valuation adjustment (5,293) (8,093) 5,341 (199.1%) (34.6%) Retained Earnings: Retained earnings prior periods 552,093 - 591,902 (6.7%) -- % Income for the period 144,014 552,093 125,430 14.8% (73.9%) Provision for mandatory dividend (208,832) (165,628) (215,200) (3.0%) 26.1% Equity attributable to equity holders of the Bank 3,494,433 3,390,823 3,321,798 5.2% 3.1% Non - controlling interest 80,285 79,494 46,391 73.1% 1.0% Total Equity 3,574,718 3,470,317 3,368,189 6.1% 3.0% Quarterly ROAE 16.8% 13.9% 15.3% YTD ROAE 16.8% 16.7% 15.3% Solid ROAE of 16.8% in 3M20 2.3% 2.2% 1.9% 3.2% 2.9% 2.8% 2.50% 0.50% Santander Chi l e BCI Central Bank Rate CLP Time Deposit Cost Evolution* 14

Shareholders’ equity totaled Ch $ 3 , 494 , 433 million as of March 31 , 2020 and grew 5 . 2 % YoY and 3 . 1 % QoQ . The Bank achieved a solid ROAE 2 in 3 M 20 of 16 . 8% , higher than 4 Q 19 which was affected by the social unrest and 1 Q 19 affected by 0 . 0 % inflation . Given the evolving Covid - 19 crisis and the uncertainty of the effects on the economy and business activity, the Bank has proposed a reduction of its dividend payout to 30 % to be approved at the next Shareholders’ meeting to be held on April 30 , 2020 . This decision was made to maintain healthy capital ratios and to support loan growth to our clients in the coming months . The Bank, in line with regulations, provisions 30 % of net income in the line item “Provision for mandatory dividend” in Equity . The proposed payout will, therefore, not affect our capital ratios once the dividend is paid . Of the remaining 70 % of 2019 net income, 40 % will be assigned to reserves and 30 % will be classified as retained earnings . The Bank’s core capital ratio 3 was 9 . 7 % and the total BIS ratio 4 was 12 . 7 % as of March 2020 . Risk weighted assets (RWA) increased 16 . 8 % in YoY and 7 . 4 % QoQ . This was driven by loan growth, inflation and the depreciation of the Chilean peso . Since March 2019 the Chilean Peso has depreciated 25 . 6 % and 14 . 2 % since December 2019 . This negatively affects our capital ratios as around 12 % of our assets, mainly loans, some bonds and other assets are denominated in foreign currency, mainly US $ dollars . As the peso depreciates, this inflates our risk - weighted assets, however, as we do not a have a significant foreign currency gap, our capital is not affected . This leads to a distortion in our capital ratios . We estimate that the effect of the depreciation of the Chilean peso led to a 67 bp decrease in our core capital ratio YTD as of March 2020 . In January the Bank issued a subordinated bond for US $ 200 million for 10 years . Furthermore, in April the Bank placed 2 more subordinated bonds for a total of UF 6 million . These issuances are considered as Tier II capital for our BIS ratio and help soften the fall in this ratio due to the foreign exchange effects . The regulator has decided to postpone implementation of BIS III until the end of 2021 . In any case, by the end of 2020 we will have all the guidelines and regulations published, with the phase in to start in December 2021 . In addition, we continue to believe that the implementation of Basel III in Chile will be neutral to positive for the Bank . YTD Change % (Ch$mn) Mar - 20 Dec - 19 Mar - 19 Mar - 20/Mar - 19 Mar - 20/Dec - 19 Tier I (Core Capital) 3,494,433 3,390,823 3,321,798 5.2% 3.1% Tier II 1,089,880 913,578 861,633 26.5% 19.3% Regulatory capital 4 , 58 4 , 3 1 3 4,304,401 4 , 18 3 , 4 3 1 9.6% 6.5% Risk weighted assets 35,972,0 7 9 33,478,951 30,793,0 2 9 16.8% 7.4% Tier I (Core Capital) ratio 9.7% 10.1% 10.8% BIS ratio 12.7% 12.9% 13.6% 2. Return on average equity 3. Core Capital ratio = Shareholders’ equity divided by Risk - weighted Assets (RWA) according to CMF BIS I definitions. 4. BIS ratio: Regulatory capital divided by RWA. 15

1. The average quarterly difference between assets and liabilities indexed to the Unidad de Fomento (UF), an inflation indexed unit. 2. Interest income divided by average interest earning assets. 3. Interest expense divided by sum of average interest bearing liabilities and demand deposits. 4. Annualized net interest income divided by average interest earning assets. 5. Inflation measured as the variation of the Unidad de Fomento in the quarter. In 1 Q 20 , Net interest income, NII, increased 20 . 3 % compared to 1 Q 19 and 3 . 3 % compared to 4 Q 19 . The Bank’s NIM in 1 Q 20 was 4 . 2% , stable compared to 4 Q 19 and an improvement on the 3 . 9 % NIM in 1 Q 19 . The Bank has two major sensitivities in its balance sheet in a 12 M period : (i) net asset sensitivity to inflation, since the Bank has more assets than liabilities linked to inflation and (ii) net liability sensitivity to short - term rates, since the Bank’s time deposits are mainly denominated in nominal peso and have a shorter duration than interest earning assets . The YoY increase in the NIM was mainly due to the higher UF inflation rate, a decrease of 250 bp in the short - term interest rates, the improved funding mix driven by the high growth of demand deposits . The variation of the UF 5 was 1 . 0 % compared to 0 . 0 % in 1 Q 19 , mainly due to the depreciation of the Chilean peso . Simultaneously, the Central Bank has continued a process of relaxing monetary policy with the latest rate cuts in March 2020 , when it was reduced to 0 . 5% , considered to be the technical minimum by the Central Bank . This had a positive impact on deposit costs denominated in nominal pesos which comprise the majority of our time deposits . Furthermore, in 1 Q 20 the increase in non - interest bearing demand deposits also had a positive impact on margins . The incorporation of Santander Consumer also helped to boost margins . These positive effects were partially offset by the high level of refinancing of mortgage loans that lowered the asset yield on this product and growth focused in the corporate sector . NIMs remained stable compared to 4 Q 19 despite the new regulation on lines of credit . Beginning on January 1 , 2020 banks must automatically pay outstanding lines of credits and we estimate that lowered NIMs in 1 Q 20 by approximately 7 bp . During the quarter the Bank managed the UF gap in line with the greater inflation due to the depreciation of the US $ . This efficient management also helped to sustain margins and provide profitability during the Quarter Change % (Ch$mn) 1Q20 4Q19 1Q19 1Q20/1Q19 1Q20/4Q19 Net interest income 388,299 375,821 322,701 20.3% 3.3% Average interest - earning assets 36,919,662 35,813,783 33,081,9 5 8 11.6% 3.1% Average loans (including interbank) 33,574,758 32,460,418 30,462,9 5 4 10.2% 3.4% Avg. net gap in inflation indexed (UF) instruments 1 5,904,902 4,755,853 4,089,213 44.4% 24.2% Interest earning asset yield 2 6.9% 7.0% 5.6% Cost of funds 3 2.7% 2.8% 1.7% Net interest margin (NIM) 4 4.2% 4.2% 3.9% Quarterly inflation rate 5 1.0% 0.9% 0.0% Central Bank reference rate 0.5% 1.8% 3.0% 5 UF or Unidad de Fomento, an inflation indexed unit used in Chile Higher margins in the quarter due to higher inflation and positive funding mix 16

1. Includes provision for loan losses for contingent loans . 2. In 4Q19 we recognized additional provisions of Ch$16 billion for our Consumer portfolio considering the social unrest. Provision expense for commercial loans increased 106 . 2 % compared to 1 Q 19 and increased 57 . 5 % compared to 4 Q 19 . The increase in provisions in 1 Q 20 was mainly due to : the increase in commercial loans in the quarter, growing 8 . 2 % QoQ and 12 . 5 % YoY and higher provisioning for certain sectors with increased risk due to expected lower economic growth resulting from the social unrest in 4 Q 19 , particularly commerce, tourism and restaurant sectors . Nonetheless, 6 Additional provisions as defined by the CMF, which are not specific to any loan provisioning model and must be approved by the Board Quarter Change % (Ch$mn) 1Q20 4Q19 1Q19 1Q20/1Q19 1Q20/4Q19 Consumer loans 2 (41,149) (10 2,0 2 2) (44 ,10 1 ) (6.7%) (59.7%) Commercial loans 1 (61,088) (38 ,79 4 ) (29 ,61 9 ) 106.2% 57.5% Residential mortgage loans (633) (11 ,18 8 ) (2,554) (75.2%) (94.3%) Total Provision for loan losses (102,870) ( 1 52 , 0 0 4) ( 7 6, 2 7 4 ) 34.9% (32.3%) quarter. On the other hand, QoQ loan growth was mainly driven by lower yielding corporate loans. As of March asset quality remained stable with coverage of 135.9%. During the quarter provisions increased 34.9% YoY and decreased 32.3% QoQ. The higher YoY expense is mainly due to the impact on asset quality from the social unrest events of 4Q19 and strong loan growth of 12.3% YoY. After the social unrest in 4Q19 the asset quality quickly started to show signs of rebounding highlighting the responsible management of our loan book in recent years. There were also few impacts of the COVID - 19 crisis on asset quality in 1Q20. The cost of credit in 1 Q 20 reached 1 . 2% , which even though was higher than the level reached in 1 Q 19 , was an improvement on the 1 . 9 % obtained in 4 Q 19 , below the level reached in 4 Q 19 , as the economy up until February was beginning to rebound from the social crisis . Provisions in 4 Q 19 also included establishing additional provisions 6 of Ch $ 16 billion for our consumer loan book analyzed on a group basis to cover possible higher risk levels and any greater provisions required by the bank regulator for this portfolio in 2020 . The NPL ratio improved from 2 . 1 % in 4 Q 19 to 2 . 0 % in 1 Q 20 and similar to the level reached in 1 Q 19 . The impaired loans ratio improved from 5 . 9 % in 4 Q 19 and 1 Q 19 to 5 . 7 % in 1 Q 20 . The total Coverage ratio, including the additional provisions for consumer loans, reached 135 . 9 % in 1 Q 20 . The expected loan loss ratio (Loan loss allowance over total loans) improved from 2 . 8 % in in 4 Q 19 to 2 . 7 % in 1 Q 20 . The CMF has announced a delay in provisioning requirements for consumer, mortgage and commercial loans that are less than 30 days overdue as of March 31 , 2020 and in which the payment schedule has been reprogrammed due to the COVID - 19 crisis . For loans that are over 30 days overdue as of March 31 , 2020 there is no provisioning relief, but banks may reprogram them on a case by case basis . 17

18 asset quality of commercial loans improved compared to 4 Q 19 with the impaired commercial loan ratio improving from 7 . 0 % in 4 Q 19 to 6 . 6 % in 1 Q 20 and the commercial NPL ratio improving from 2 . 5 % in 4 Q 19 to 2 . 3 % in 1 Q 20 . With this the coverage ratio of non - performing commercial loans increased from 128 . 0 % in 4 Q 19 to 134 . 6 % in 1 Q 20 . As of March 31 , 2020 there was still limited impact on asset quality in commercial lending due to the COVID - 19 crisis . Provisions for loan losses for consumer loans decreased 6 . 7 % compared to 1 Q 19 and 59 . 7 % compared to 4 Q 19 . As a reminder, in 4 Q 19 the Bank incorporated the operations of Santander Consumer Chile S . A . an auto - financing company and the inclusion of additional provisions of Ch $ 16 billion due to the expected lower economic growth in 2020 and expected changes to requirements of the banking regulator . The consumer NPL ratio remained stable at 1 . 6% 1 Q 20 compared to 4 Q 19 and showed an improvement compared to the 1 . 7 % in 1 Q 19 . The impaired consumer loan ratio increased slightly from 5 . 1 % in 4 Q 19 to 5 . 2 % in 1 Q 20 , however this was an improvement on the 5 . 5 % in 1 Q 19 . The coverage of consumer loans including the additional provisions, was 349 . 2 % in the quarter . As of March 31 , 2020 there was still limited impact on asset quality of consumer loans due to the COVID - 19 crisis . Provisions for loan losses for residential mortgage loans amounted to Ch $ 633 million in 1 Q 20 as the asset quality remained stable compared to 4 Q 19 with the NPL ratio of mortgage loans remaining at 1 . 6 % while the impaired mortgage loan ratio also remained at 4 . 7% . The coverage of mortgage loans finished the quarter at 36 . 0% . We have maintained a focus on originating mortgage loans among high income earners and with an average loan to value below 80% . This has been a key factor in maintaining healthy asset quality in this product . As of March 31 , 2020 there was still limited impact on asset quality of consumer loans due to the COVID - 19 crisis .

Provision for loans losses and asset quality

	Quarter			Change %	
(Ch$mn)	1Q20	4Q19	1Q19	1Q20/1Q19	1Q20/4Q19
Gross provisions	(97,572)	(131,636)	(65,393)	49.2%	(25.9%)
Charge-offs[1]	(27,384)	(38,980)	(32,192)	(14.9%)	(29.7%)
Gross provisions and charge-offs	**(124,956)**	**(170,616)**	**(97,585)**	**28.0%**	**(26.8%)**
Loan loss recoveries	22,086	18,612	21,311	3.6%	18.7%
Provision for loan losses	**(102,870)**	**(152,004)**	**(76,274)**	**34.9%**	**(32.3%)**
Cost of credit[2]	**1.23%**	**1.87%**	**1.00%**		
Adjusted cost of credit[3]	1.23%	1.68%	1.00%		
Total loans[4]	34,355,159	32,731,735	30,600,260	12.3%	5.0%
Total Loan loss allowances (LLAs) [5]	(922,993)	(909,167)	(814,559)	13.3%	1.5%
Non-performing loans[6] (NPLs)	**679,232**	**671,336**	**623,467**	**8.9%**	**1.2%**
NPLs consumer loans	89,910	91,264	85,373	5.3%	(1.5%)
NPLs commercial loans	402,436	400,209	409,665	(1.8%)	0.6%
NPLs residential mortgage loans	186,886	179,863	128,429	45.5%	3.9%
Impaired loans[7]	**1,957,827**	**1,916,609**	**1,797,460**	**8.9%**	**2.2%**
Impaired consumer loans	284,998	280,920	268,467	6.2%	1.5%
Impaired commercial loans	1,129,970	1,106,565	1,054,114	7.2%	2.1%
Impaired residential mortgage loans	542,859	529,124	474,879	14.3%	2.6%
Expected loss ratio[8](LLA / Total loans)	**2.7%**	**2.8%**	**2.7%**		
NPL / Total loans	2.0%	2.1%	2.0%		
NPL / consumer loans	1.6%	1.6%	1.7%		
NPL / commercial loans	2.3%	2.5%	2.7%		
NPL / residential mortgage loans	1.6%	1.6%	1.2%		
Impaired loans / total loans	**5.7%**	**5.9%**	**5.9%**		
Impaired consumer loan ratio	5.2%	5.1%	5.5%		
Impaired commercial loan ratio	6.6%	7.0%	6.9%		
Impaired mortgage loan ratio	4.7%	4.7%	4.6%		
Coverage of NPLs[9]	**135.9%**	**135.4%**	**130.6%**		
Coverage of NPLs non-mortgage[10]	173.8%	171.1%	151.7%		
Coverage of consumer NPLs[11]	349.2%	359.7%	323.7%		
Coverage of commercial NPLs	134.6%	128.0%	115.8%		
Coverage of mortgage NPLs	36.0%	38.1%	49.5%		

1. Charge-offs corresponds to the direct charge-offs and are net of the reversal of provisions already established on charged-off loans.
2. Annualized provision for loan losses / quarterly average total loans. Averages are calculated using monthly figures.
3. Annualized provision for loan losses (adjusted to exclude the additional provision of Ch$ 16,000 million in 4Q19) / quarterly average total loans. Averages are calculated using monthly figures.
4. Includes interbank loans.
5. Adjusted to include the Ch$16,000 million additional provisions in 4Q19 and 1Q20.
6. Total outstanding gross amount of loans with at least one installment 90 days or more overdue.
7. Include: (a) for loans individually evaluated for impairment: (i) the carrying amount of all loans to clients that are rated C1 through C6 and, (ii) the carrying amount of all loans to an individual client with at least one NPL (which is not a residential mortgage loan past due less than 90 days), regardless of category; and (b) for loans collectively evaluated for impairment, the carrying amount of all loans to a client, when at least one loan to that client is not performing or has been renegotiated.
8. LLA / Total loans. Measures the percentage of loans that banks must provision for given their internal models and the CMF's guidelines. Adjusted to include the Ch$16,000 million additional provisions in 4Q19.
9. LLA / NPLs. Adjusted to include the additional provision of Ch$16,000 million in 4Q19 and 1Q20.
10. LLA of commercial and consumer loans / NPLs of commercial and consumer loans. Adjusted to include the additional provision of Ch$16,000 million in 4Q19 and 1Q20.
11. LLA of consumer loans/consumer NPLs. Adjusted to include the additional provision of Ch$16,000 million in 4Q19 and 1Q20.

19

Fee income increases 5.3% in the quarter driven by record client growth and card fees

The Bank's business activity remained solid in 1Q20 with record account openings in the quarter, reflecting the strength of the Bank's digital channels in capturing new clients and cross-selling existing ones. Total digital customers[7] increased 22.2% YoY in 1Q20.

In 2018, client acquisition ranged between 30,000-40,000 a quarter compared to 60,000 in 2019 and 80,000 in 1Q20. Santander Life continues to be the main contributor to new client growth due to the success of this product's Merit Program and Digital On-boarding process. Superdigital also had a record amount of accounts opened in the quarter. Furthermore, Santander Chile's market share in new checking account openings reached 27.4% in 2019.



Digital clients
+22.2%
1,076,937
1,316,452
Mar-19
Jun-19
Sep-19
Dec-19
Mar-20

Cross-selling among existing clients also continued to rise in the quarter. Client loyalty[8] continued to rise with loyal individual customers in the high-income segment growing 3.7% YoY and -0.3% YoY among middle-income clients. Loyal SMEs clients rising 2.4% in 2019.

April, Klare was officially launched (www.klare.cl). This is an online digital platform for brokering insurance products of an insurtech that Santander supports. In the first stage, it will be offering mainly life insurance and expects to add on more products in the future. In this site individuals can easily compare and shop for a life insurance that suits their needs and budget.

Fee income increased 5.3% compared to 1Q19 and decreased 3.0% compared to 4Q19. Fee growth in the quarter was mainly led by the following products: (i) strong growth in card and checking accounts; (ii) an increase in fees from guarantees and pledges from businesses (iii) an increase in fees from securities brokerage. The quarter started with solid fee growth in January and February from our cards and collection fees and fess from securities brokerage. However, in March, these same fees declined as the country started social distancing and quarantines, which lowered business activity and product usage.

7 Digital customers are clients who access their web account using a passcode.

8. Loyal high income and middle income customers with 4 products plus a minimum profitability level and a minimum usage indicator, all differentiated by segment. SME + Middle-market cross-selling differentiated by client size using a point system that depends on number of products, usage of products and income net of risk.

20

1. Includes fees to individuals and SMEs. 2. Santander Corporate and Investment Banking 1. These results include the realized gains of the Available for sale investment portfolio, realized and unrealized gains and interest revenue generated by Trading investments, gains or losses from the sale of charged - off loans and the realized gains (loss) or mark - to - market of derivatives. 2. The results recorded as Foreign exchange gain mainly include the translation gains or losses of assets and liabilities denominated in foreign currency as well as from our hedge accounting Q u arter Change % (Ch$mn) 1Q20 4Q19 1Q19 1Q20/1Q19 1Q20/4Q19 Retail banking 1 58,332 60,444 57,166 2.0% (3.5%) Middle - market 10,710 10,274 9,914 8.0% 4.2% SCIB 2 6,423 8,326 7,584 (15.3%) (22.9%) Others (1,060) (2,342) (3,989) (73.4%) (54.7%) Total 74 , 4 0 5 76 , 7 0 2 70,675 5.3% (3.0%) Fees in Retail banking increased 2 . 0 % YoY led by credit and debit card fees, insurance brokerage fees and asset management fees . Compared to 4 Q 19 fees decreased 3 . 5 % as fee income was negatively affected by a weaker March due to the Covid - 19 crisis . Fees in the Middle - market increased 8 . 0 % compared to 1 Q 19 and 4 . 2 % compared to 4 Q 19 . The increase in the quarter is mainly due to higher demand for guarantees and other contingent operations and financial advisory . Compared to 1 Q 19 fees in this segment increased 8 . 0 % YoY mainly due to an increase in foreign trade operations in line with depreciation of the Chilean Peso . Fees in SCIB decreased 73 . 4 % YoY and 54 . 7 % QoQ in the quarter, as our larger corporate clients required less financial advisory services and international deals due to lower economic activity . Results from financial transactions impacted by non - client treasury results Results from Total financial transactions, net was a gain of Ch $ 22 , 847 million in 1 Q 20 , a decrease compared to 1 Q 19 and 4 Q 19 . It is important to point out that the Bank does not run a significant foreign currency gap . The Bank’s spot position in foreign currency is hedged with derivatives that are either considered trading derivatives or hedge accounting derivatives . Derivatives that are considered trading are marked - to - market in net income from financial operations . Hedge accounting derivatives are mark - to - market together with the hedged item in net foreign exchange results . This distorts these line items, especially in periods of a strong volatility or appreciation/depreciation of the exchange rate . Quarter Change % (Ch$mn) 1Q20 4Q19 1Q19 1Q20/1Q19 1Q20/4Q19 Net income (expense) from financial operations 1 155,694 (10 6,7 7 4) (16 8,5 1 0) -- % -- % Net foreign exchange gain 2 (13 2,8 4 7) 161,218 207,355 (164.1%) (182.4%) Total financial transactions, net 22 , 8 4 7 54 , 4 4 4 38 , 8 4 5 (41.2%) (58.0%) 21

derivatives . In order to understand more clearly these line items, we present them by business area in the following table: 1. Non client treasury income. These results includes interest income and the mark - to - market of the Bank’s trading portfolio, realized gains from the Bank’s available for sale portfolio and other results from our Financial Management Division. Client treasury services revenues reached a gain of Ch $ 30 , 413 million in the quarter, an increase of 0 . 5 % compared to 1 Q 19 and a decrease of 13 . 3 % compared to 4 Q 19 . The movement of client treasury revenue, which usually makes up the bulk of our treasury income, reflects the demand on behalf of clients for treasury products, mainly for their hedging needs and market making . In general demand for treasury products by clients remained high in 1 Q 20 , however results were affected by the abrupt reduction in activity in March . Non - client treasury totaled a loss of Ch $ 7 , 566 million in the quarter . The Bank’s fixed income liquidity portfolio is mainly composed of Chilean sovereign risk and U . S . treasuries . During 2019 , the Bank recognized record realized gains from the available for sale portfolio (AFS) as long - term rates continuously fell in the first nine months of 2019 . In the first quarter of 2020 the Bank recognized lower realized gains from the mark - to - market of the AFS portfolio and increased volatility had a negative impact on the credit valuation adjustment of derivatives . Quarter Change % (Ch$mn) 1Q20 4Q19 1Q19 1Q20/1Q19 1Q20/4Q19 Client treasury services 30,413 35,080 30,256 0.5% (13.3%) Non - client treasury income 1 (7,566) 19,363 8,591 (188.1%) (139.1%) Total financ. transactions, net 22,847 54,444 38,846 (41.2%) (58.0%) 22

Quarter Change % (Ch$mn) 1Q20 4Q19 1Q19 1Q20/1Q19 1Q20/4Q19 Personnel salaries and expenses (99,834) (105,864) (94,557) 5.6% (5.7%) Administrative expenses (63,624) (55,566) (59,336) 7.2% 14.5% Depreciation & amortization (27,714) (27,651) (26,163) 5.9% 0.2% Operating expenses 1 ( 191 , 172) ( 189 , 081) ( 180 , 056) 6.2% 1.1% Impairment of property, plant and Equipment (638) (2,726) - -- % (76.6%) Points of Sale 368 377 380 (3.2%) (2.4%) Standard 274 279 285 (3.9%) (1.8%) WorkCafé 53 53 43 23.3% 0.0% Middle - market centers 7 7 7 0.0% 0.0% Select 34 38 45 (24.4%) (10.5%) ATMs 1,093 1,088 1,031 6.0% 0.5% Employees 11,078 11,200 11,280 (1.8%) (1.1%) Efficiency ratio 2 40.6% 38.3% 42.5% +195bp - 234bp YTD Efficiency ratio 2 40.6% 40.0% 42.5% +195bp - 59bp Volumes per branch (Ch$mn) 3 161,992 149,130 137,006 18.2% 8.6% Volumes per employee (Ch$mn) 4 5,381 5,020 4,615 16.6% 7.2% YTD Cost / Assets 5 1.4% 1.7% 1.8% 1. Excluding Impairment and Other operating expenses. 2. Efficiency ratio: Operating expenses excluding impairment and Other operating expenses divided by Operating income. Operating income = Net interest income + Net fee and commission income + Total financial transactions, net + Other operating income minus Other operating expenses. 3. Loans + deposits over branches (points of sale). 4. Loans + deposits over employees. 5. Operating expenses as defined in footnote 1 above, annualized / Total assets. In 1 Q 20 , operating expenses increased 6 . 2 % YoY and 1 . 1 % QoQ with the Bank’s efficiency ratio reaching 40 . 6 % in 3 M 20 . Productivity continues to rise with volumes (loans plus deposits) per branch increasing 18 . 2 % YoY and volumes per employee rising 16 . 6 % YoY . YTD Operating expenses to total assets improved to 1 . 4 % in 2020 compared to 1 . 8 % in 2019 . Personnel expenses increased 5 . 6 % YoY and decreased 5 . 7 % QoQ due to higher variable incentives from the positive start to the year . The QoQ decrease is due to seasonal gratification expenses . Administrative expenses increased 7 . 2 % YoY and 14 . 5 % QoQ in 1 Q 20 . This was mainly due to increased spending in maintenance of property, insurance policies, technology and security services mainly due to the increase in inflation as these contracts are agreed in the UF (inflation indexed unit) rather than the Chilean peso as is normal in Chile and therefore as inflation increased 1 . 0 % in the quarter, these expenses did too . Furthermore, some of the expenditure related to our technological services and digital innovations are priced in foreign currency and therefore with the 14 . 2 % depreciation of the Chilean peso to US $ in the quarter this negatively affected this expense . This was compensated by a reduction in publicity and marketing expenditure in the quarter . Productivity continues to rise. Efficiency ratio of 40.6% in the quarter 23

Branches decreased 2.4% QoQ and 3.2% YoY and Productivity (Loans+ Deposits) per branch and employee increased 18.2% and 16.6% respectively. Quarter Change % (Ch$mn) 1Q20 4Q19 1Q19 1Q20/1Q19 1Q20/4Q19 Other operating income 6,411 8,678 5,156 24.3% (26.1%) Other operating expenses (21,057) (21,381) (14,165) 48.7% (1.5%) Other operating income, net ( 14 , 646) ( 12 , 703) ( 9 , 009) ( 62.6%) ( 15.3%) 380 368 0 3 M19 0 3 M20 137 , 006 161 , 99 2 0 3 M19 0 3 M20 4 , 615 5 , 381 0 3 M19 0 3 M20 Amortization expenses increased 5 . 9 % YoY and 0 . 2 % QoQ . The YoY increase was mainly due to the depreciation of fixed assets such as technological equipment which was compensated in part by greater amortization of software and digital banking developments that the Bank is carrying out as part of our plan to improve productivity . Other operating income, net & corporate tax Other operating income , net, totaled a loss of Ch $ 14 , 646 million in 1 Q 20 . Gross other operating income increased 24 . 3 % QoQ and decreased 26 . 1 % YoY . In 4 Q 19 , the Bank recognized in other operating income revenues from insurance claims related to damages to our branches during the social unrest, which was not repeated in 1 Q 20 . Compared to 1 Q 19 , more income was recognized for repossessed assets . The 48 . 7 % YoY rise in other operating expenses was mainly due to greater provisions for repossessed assets . In 4 Q 19 the Bank recognized expenses related to maintenance costs, employee support and operational charge - offs due to the social unrest in the quarter which were not repeated in 1 Q 20 . However due to the uncertainty surrounding the global crisis, the Bank established greater provisions for contingencies in the quarter . + 16.6% 1. Volumes= Loans+ Deposits Points of Sale Productivity per Point of Sale Productivity per employee Volumes 1 per point of sale, Ch$mn +18.2% Volumes 1 per employee, Ch$mn # of branches - 3. 2% 24

Income from investments in associates and other companies 138 325 923 (85.0%) (57.5%) Income tax expense ( 31 , 548) ( 32 , 903) ( 42 , 146) ( 25.1%) ( 4.1%) Effective income tax rate 17.9% 21.8% 25.1% Income tax expenses in 1 Q 20 totaled Ch $ 31 , 548 million, a decrease of 25 . 1 % YoY and 4 . 1 % QoQ . For tax purposes, our capital must be restated for CPI inflation, resulting in a tax loss . Since CPI inflation reached 1 . 0 % in 3 M 20 compared to 0 . 0 % in 3 M 19 which led to a lower effective tax rate of 17 . 9 % in the first quarter of 2020 compared to the same period in 2019 . Change % (Ch$mn) Net income before tax 176,363 167,805 5.1% Price level restatement of capital 2 (51,324) - -- % Net income before tax adjusted for price level restatement 125,039 167,805 (25.5%) Statutory Tax rate 27.0% 27.0% Income tax expense at Statutory rate (33,761) (45,307) (25.5%) Tax benefits 3 2,213 3,161 (30.0%) Income tax (31,548) (42,146) (25.1%) Effective tax rate 17.9% 25.1% 1. This table is for informational purposes only. Please refer to note 13 in our financial statements for more details. 2. For tax purposes, capital is indexed to CPI inflation. The statutory tax rate is applied over net income before tax adjusted for price level restatement. 3. Mainly includes income tax credits from property taxes paid on leased assets as well as the impact from fluctuations in deferred tax assets and liabilities. 25

Section 6: Credit risk ratings

During the quarter, Moody's, Standard and Poor's and Fitch reduced their outlook to negative.

International ratings

The Bank has credit ratings from four leading international agencies.

Moody's	Rating
Bank Deposit	A1/P-1
Baseline Credit Assessment	A3
Adjusted Baseline Credit Assessment	A3
Senior Unsecured	A1
Commercial Paper	P-1
Outlook	Negative

Standard and Poor's	Rating
Long-term Foreign Issuer Credit	A
Long-term Local Issuer Credit	A
Short-term Foreign Issuer Credit	A-1
Short-term Local Issuer Credit	A-1
Outlook	Negative

Fitch	Rating
Foreign Currency Long-term Debt	A
Local Currency Long-term Debt	A
Foreign Currency Short-term Debt	F1
Local Currency Short-term Debt	F1
Viability rating	A
Outlook	Negative

JCR	Rating
Foreign Currency Long-term Debt	A+
Outlook	Stable

Local ratings

Our local ratings are the following:

Local ratings	Fitch Ratings	ICR
Shares	1CN1	1CN1
Short-term deposits	N1+	N1+
Long-term deposits	AAA	AAA
Mortgage finance bonds	AAA	AAA
Senior bonds	AAA	AAA
Subordinated bonds	AA	AA+

26

As of March 31, 2020 Ownership Structure Free float 33% Sa n tand e r Group 67% 80.40 65.58 60 70 80 90 100 110 50 31 - 12 - 2019 31 - 01 - 2020 29 - 02 - 2020 31 - 03 - 2020 Total shareholder return Santander ADR vs. SP500 (Base 100 = 12/31/2019) S&P500 BSAC US Total shareholder return Santander vs. IPSA Index (Base 100 = 12/31/2019) Share Price ADR Price (US$) 3M20 03/31/2020: Maximum (03M20): Minimum (03M20): 15 . 1 3 24 . 2 0 11 . 9 0 Local Share Price (Ch$) 3M20 03/31/2020 Maximum (3M20): Minimum (3M20): 33 . 0 0 46 . 6 9 26 . 7 5 Stock Information Year paid Ch$/share % of previous year’s earnings 2017 1.75 70% 2018 2.25 75% 2019 1.88 60% 2020 0.88 30% Dividends Market Capitalization : P/E 12 month trailing* : P/BV ( 03 / 31 / 20 )** : Dividend yield*** : US$7,008 million 11.0x 1.78 2.7% * Price as of March 31, 2020 / 12mth. earnings ** Price as of March 31, 2020/Book value as of 03/31/20 ***Based on closing price on record date of last dividend payment 6 .6 8 .2 3 M 2 0 Santiago Stock E x ch an g e 1 4 .9 NYSE Average daily traded volumes 3M20 US$ million 74.68 76.74 60 70 80 90 100 110 120 50 31 - 12 - 2019 31 - 01 - 2020 29 - 02 - 2020 31 - 03 - 2020 IP S A I n d e x B S A N 27

Mar - 20 Mar - 20 Mar - 19 Mar - 20/Mar - 19 US$ Ths 1 Ch$ Million % Chg. Cash and deposits in banks 4,399,009 3,755,786 1,550,598 142.2% Cash items in process of collection 721,406 615,922 410,616 50.0% Trading investments 647,578 552,889 94,808 483.2% Investments under resale agreements - - 5,015 (100.0%) Financial derivative contracts 17,481,314 14,925,196 2,983,230 400.3% Interbank loans, net 15,150 12,935 26,414 (51.0%) Loans and account receivables from customers, net 39,161,413 33,435,231 29,779,287 12.3% Available for sale investments 3,570,089 3,048,071 2,799,044 8.9% Held - to - maturity investments - - - -- % Investments in associates and other companies 12,421 10,605 33,098 (68.0%) Intangible assets 82,337 70,298 63,302 11.1% Property, plant and equipment 223,585 190,892 201,093 (5.1%) Right of use assets 243,671 208,041 199,529 4.3% Current taxes 16,385 13,989 10,195 37.2% Deferred taxes 550,087 469,653 416,922 12.6% Other assets 2,343,637 2,000,950 1,094,414 82.8% Total Assets 69 , 468 , 081 59 , 310 , 458 39 , 667 , 565 49.5% Deposits and other demand liabilities 12,939,662 11,047,625 8,526,343 29.6% Cash items in process of being cleared 735,008 627,535 275,695 127.6% Obligations under repurchase agreements 295,885 252,621 120,935 108.9% Time deposits and other time liabilities 16,644,007 14,210,320 12,935,703 9.9% Financial derivatives contracts 15,656,272 13,367,012 2,546,341 424.9% Interbank borrowings 3,517,297 3,002,998 1,734,863 73.1% Issued debt instruments 12,110,993 10,340,124 8,534,221 21.2% Other financial liabilities 260,866 222,722 215,879 3.2% Leasing contract obligations 183,366 156,554 154,839 1.1% Current taxes - - - -- % Deferred taxes 116,586 99,539 60,264 65.2% Provisions 418,944 357,686 341,823 4.6% Other liabilities 2,402,263 2,051,004 852,470 140.6% Total Liabilities 65 , 281 , 150 55 , 735 , 740 36 , 299 , 376 53.5% Equity Capital 1,043,949 891,303 891,303 0.0% Reserves 2,484,421 2,121,149 1,923,022 10.3% Valuation adjustments (6,201) (5,294) 5,341 (199.1%) Retained Earnings: Retained earnings from prior years 646,646 552,093 591,902 (6.7%) Income for the period 168,678 144,014 125,430 14.8% Minus: Provision for mandatory dividends (244,597) (208,832) (215,200) (3.0%) Total Shareholders' Equity 4 , 092 , 896 3 , 494 , 433 3 , 321 , 798 5.2% Non - controlling interest 94,035 80,285 46,391 73.1% Total Equity 4 , 186 , 931 3 , 574 , 718 3 , 368 , 189 6.1% Total Liabilities and Equity 69 , 468 , 081 59 , 310 , 458 39 , 667 , 565 49.5% 1. The exchange rate used to calculate the figures in dollars was Ch$853.78 / US$1 28

Mar - 20 Mar - 20 Mar - 19 Mar - 20/Mar - 19 US$ Ths 1 Ch$ Million % Chg. Interest income 750,116 640,434 460,751 39.0% Interest expense (295,316) (252,135) (138,050) 82.6% Net interest income 454 , 800 388 , 299 322 , 701 20.3% Fee and commission income 147,169 125,650 121,366 3.5% Fee and commission expense (60,021) (51,245) (50,691) 1.1% Net fee and commission income 87 , 148 74 , 405 70 , 675 5.3% Net income (expense) from financial operations 182,358 155,694 (168,510) (192.4%) Net foreign exchange gain (155,599) (132,847) 207,355 (164.1%) Total financial transactions, net 26 , 760 22 , 847 38 , 845 (41.2%) Other operating income 7,509 6,411 5,156 24.3% Net operating profit before provisions for loan losses 576 , 216 491 , 962 437 , 377 12.5% Provision for loan losses ( 120 , 488) ( 102 , 870) ( 76 , 274) 34.9% Net operating profit 455 , 729 389 , 092 361 , 103 7.8% Personnel salaries and expenses (116,932) (99,834) (94,557) 5.6% Administrative expenses (74,520) (63,624) (59,336) 7.2% Depreciation and amortization (32,460) (27,714) (26,163) 5.9% Op. expenses excl. Impairment and Other operating expenses ( 223 , 912) ( 191 , 172) ( 180 , 056) 6.2% Impairment of property, plant and equipment (747) (638) - -- % Other operating expenses (24,663) (21,057) (14,165) 48.7% Total operating expenses ( 249 , 323) ( 212 , 867) ( 194 , 221) 9.6% Operating income 206 , 406 176 , 225 166 , 882 5.6% Income from investments in associates and other companies 162 138 923 (85.0%) Income before tax 206 , 567 176 , 363 167 , 805 5.1% Income tax expense (36,951) (31,548) (42,146) (25.1%) Net income from ordinary activities 169 , 616 144 , 815 125 , 659 15.2% Net income discontinued operations Net consolidated income 169 , 616 144 , 815 125 , 659 15.2% Net income attributable to: Non - controlling interest 938 801 229 249.8% Net income attributable to equity holders of the Bank 168 , 678 144 , 014 125 , 430 14.8% 1. The exchange rate used to calculate the figures in dollars was Ch$853.78 / US$1 29

Annex 3: Quarterly income statements

Unaudited Quarterly Income Statement

	1Q20	1Q20	4Q19	1Q19	1Q20/1Q19	1Q20/4Q19
	US$ Ths[1]		Ch$ Million		% Chg.	
Interest income	750,116	640,434	626,698	460,751	39.0%	2.2%
Interest expense	(295,316)	(252,135)	(250,877)	(138,050)	82.6%	0.5%
Net interest income	**454,800**	**388,299**	**375,821**	**322,701**	**20.3%**	**3.3%**
Fee and commission income	147,169	125,650	127,685	121,366	3.5%	(1.6%)
Fee and commission expense	(60,021)	(51,245)	(50,983)	(50,691)	1.1%	0.5%
Net fee and commission income	**87,148**	**74,405**	**76,702**	**70,675**	**5.3%**	**(3.0%)**
Net income (expense) from financial operations	182,358	155,694	(106,774)	(168,510)	(192.4%)	(245.8%)
Net foreign exchange gain	(155,599)	(132,847)	161,218	207,355	(164.1%)	(182.4%)
Total financial transactions, net	**26,760**	**22,847**	**54,444**	**38,845**	**(41.2%)**	**(58.0%)**
Other operating income	7,509	6,411	8,678	5,156	24.3%	(26.1%)
Net operating profit before provisions for loan losses	**576,216**	**491,962**	**515,645**	**437,377**	**12.5%**	**(4.6%)**
Provision for loan losses	**(120,488)**	**(102,870)**	**(152,004)**	**(76,274)**	**34.9%**	**(32.3%)**
Net operating profit	**455,729**	**389,092**	**363,641**	**361,103**	**7.8%**	**7.0%**
Personnel salaries and expenses	(116,932)	(99,834)	(105,864)	(94,557)	5.6%	(5.7%)
Administrative expenses	(74,520)	(63,624)	(55,566)	(59,336)	7.2%	14.5%
Depreciation and amortization	(32,460)	(27,714)	(27,651)	(26,163)	5.9%	0.2%
Op. expenses excl. Impairment and Other operating expenses	**(223,912)**	**(191,172)**	**(189,081)**	**(180,056)**	**6.2%**	**1.1%**
Impairment of property, plant and equipment	(747)	(638)	(2,726)	-	--%	(76.6%)
Other operating expenses	(24,663)	(21,057)	(21,381)	(14,165)	48.7%	(1.5%)
Total operating expenses	**(249,323)**	**(212,867)**	**(213,188)**	**(194,221)**	**9.6%**	**(0.2%)**
Operating income	**206,406**	**176,225**	**150,453**	**166,882**	**5.6%**	**17.1%**
Income from investments in associates and other companies	162	138	325	923	(85.0%)	(57.5%)
Income before tax	**206,567**	**176,363**	**150,778**	**167,805**	**5.1%**	**17.0%**
Income tax expense	(36,951)	(31,548)	(32,903)	(42,146)	(25.1%)	(4.1%)
Net income from ordinary activities	**169,616**	**144,815**	**117,875**	**125,659**	**15.2%**	**22.9%**
Net income discontinued operations	-	-	-	-	--%	--%
Net consolidated income	**169,616**	**144,815**	**117,875**	**125,659**	**15.2%**	**22.9%**
Net income attributable to:						
Non-controlling interest	938	801	1,168	229	249.8%	(31.4%)
Net income attributable to equity holders of the Bank	**168,678**	**144,014**	**116,707**	**125,430**	**14.8%**	**23.4%**

1. The exchange rate used to calculate the figures in dollars was Ch$853.78 / US$1

30

(Ch$ millions) 1Q19 2Q19 3Q19 4Q19 1Q20 Loans Consumer loans 4,920,318 4,989,182 5,062,334 5,539,057 5,451,276 Residential mortgage loans 10,335,335 10,657,763 10,899,784 11,262,995 11,664,135 Commercial loans 15,318,141 15,439,369 15,938,951 15,914,831 17,226,800 Interbank loans 26,466 8,624 4,138 14,852 12,948 Total loans (including interbank) 30 , 600 , 260 31 , 094 , 938 31 , 905 , 207 32 , 731 , 735 34 , 355 , 159 Allowance for loan losses (794,559) (797,331) (820,269) (893,167) (906,993) Total loans, net of allowances 29 , 805 , 701 30 , 297 , 607 31 , 084 , 938 31 , 838 , 568 33 , 448 , 166 Deposits Demand deposits 8,526,343 8,909,594 9,463,459 10,297,432 11,047,625 Time deposits 12,935,703 13,122,503 13,404,816 13,192,817 14,210,320 Total deposits 21 , 462 , 046 22 , 032 , 097 22 , 868 , 275 23 , 490 , 249 25 , 257 , 945 Mutual funds (Off balance sheet) 5,816,654 6,266,181 6,687,626 6,524,098 6,979,195 Total customer funds 27 , 278 , 700 28 , 298 , 278 29 , 555 , 901 30 , 014 , 347 32 , 237 , 140 Loans / Deposits 1 99.1% 97.0% 95.4% 95.1% 91.5% Average balances Avg. interest earning assets 33,081,958 33,931,067 34,504,184 35,813,783 36,919,662 Avg. Loans 30,462,954 31,030,695 31,470,538 32,460,418 33,574,758 Avg. assets 39,248,008 41,404,593 44,360,354 49,488,714 54,220,552 Avg. demand deposits 8,558,691 8,918,787 9,020,898 9,829,619 10,521,417 Avg equity 3,275,418 3,250,079 3,322,048 3,362,656 3,425,277 Avg. free funds (demand plus equity) 11,834,109 12,168,865 12,342,945 13,192,275 13,946,694 Capitalization Risk weighted assets 30,793,029 31,512,066 33,025,025 33,478,951 35,972,079 Tier I (Shareholders' equity) 3,321,798 3,284,857 3,358,402 3,390,823 3,494,433 Tier II 861,633 852,464 856,484 913,578 1,090,168 Regulatory capital 4,183,431 4,137,322 4,214,886 4,304,401 4,584,601 Tier I ratio 10.8% 10.4% 10.2% 10.1% 9.7% BIS ratio 13.6% 13.1% 12.8% 12.9% 12.74% Profitability & Efficiency Net interest margin (NIM) 2 3.9% 4.4% 4.0% 4.2% 4.2% Efficiency ratio 3 42.5% 40.3% 39.3% 38.3% 40.6% Costs / assets 4 1.8% 1.9% 1.7% 1.5% 1.4% Avg. Demand deposits / interest earning assets 25.9% 26.3% 26.1% 27.4% 28.5% Return on avg. Equity 15.3% 21.1% 16.7% 13.9% 16.8% Return on avg. Assets 1.3% 1.7% 1.3% 0.9% 1.1% Return on RWA 1.6% 2.5% 2.0% 1.6% 1.9% 31

32 (Ch$ millions) 1Q19 2Q19 3Q19 4Q19 1Q20 Asset quality Impaired loans 5 1 , 797 , 460 1 , 810 , 842 1 , 852 , 359 1,916,609 1 , 957 , 827 Non - performing loans (NPLs) 6 623 , 467 579 , 536 633 , 259 671 , 336 679 , 232 Past due loans 7 388,316 354,622 351,165 360,620 374,181 Loan loss reserves (794,559) (797,331) (820,269) (893,167) (906,993) Impaired loans / total loans 5.9% 5.8% 5.8% 5.9% 5.7% NPLs / total loans 2.0% 1.9% 2.0% 2.1% 2.0% PDL / total loans 1.3% 1.1% 1.1% 1.1% 1.1% Coverage of NPLs (Loan loss allowance / NPLs) 127.4% 137.6% 129.5% 133.0% 133.5% Coverage of PDLs (Loan loss allowance / PDLs) 204.6% 224.8% 233.6% 247.7% 242.4% Risk index (Loan loss allowances / Loans) 8 2.6% 2.6% 2.6% 2.7% 2.6% Cost of credit (prov expense annualized / avg. loans) 1.0% 1.0% 1.5% 1.9% 1.2% Network Branches 380 380 381 377 368 ATMs (includes depositary ATMs) 1,031 1,037 1,075 1,088 1,093 Employees 11,280 11,186 11,037 11,200 11,078 Market information (period - end) Net income per share (Ch$) 0.67 0.91 0.74 0.62 0.76 Net income per ADR (US$) 0.39 0.54 0.40 0.33 0.36 Stock price 51.19 50.5 51.37 43 33 ADR price 29.75 29.92 28 23.07 15.13 Market capitalization (US$mn) 14,016 14,119 13,187 11,180 7,008 Shares outstanding 188,446 188,446 188,446 188,446 188,446 ADRs (1 ADR = 400 shares) 471 471 471 471 471 Other Data Quarterly UF inflation rate 9 0.0% 1.2% 0.5% 0.9% 1.0% Central Bank monetary policy reference rate (nominal) 3.00% 2.50% 2.00% 1.75% 0.50% Observed Exchange rate (Ch$/US$) (period - end) 679.91 678.44 728.60 747.37 853.78 1. Ratio = (Net Loans - portion of mortgages funded with long - term bonds) / (Time deposits + Demand deposits) 2. NIM = Net interest income annualized divided by interest earning assets 3. Efficiency ratio = (Net interest income+ Net fee and commission income +Financial transactions net + Other operating income +Other operating expenses) divided by (Personnel expenses + Administrative expenses + Depreciation). Excludes impairment charges 4. Costs / assets = (Personnel expenses + Adm. Expenses + depreciation) / Total assets 5. Impaired loans include : (A) for loans individually evaluated for impairment, (i) the carrying amount of all loans to clients that are rated C 1 through C 6 and (ii) the carrying amount of loans to an individual client with a loan that is non - performing, regardless of category, excluding residential mortgage loans, if the past - due amount on the mortgage loan is less than 90 days ; and (B) for loans collectively evaluated for impairment, (i) the carrying amount of total loans to a client, when a loan to that client is non - performing or has been renegotiated, excluding performing residential mortgage loans, and (ii) if the loan that is non - performing or renegotiated is a residential mortgage loan, all loans to that client . 6. Capital + future interest of all loans with one installment 90 days or more overdue. 7. Total installments plus lines of credit more than 90 days overdue. 8. Based on internal credit models and CMF guidelines. Banks must have a 100% coverage of risk index. 9. Calculated using the variation of the Unidad de Fomento (UF) in the period.